FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 28, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the second quarter of 2015 (2Q15). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2014, except where stated otherwise.

Second quarter 2015 Results

CONSOLIDATED

▪ Net sales totaled R$16.1 billion, growing by 6.0% or, adjusted for the calendar effect, by 6.6%, with 50 stores opened in the quarter and 236 stores opened in the last 12 months;

▪ Gross margin affected by higher share of Cnova and Assaí in the sales mix. On comparable basis (1), gross margin would be 27.0%, in line with 2Q14;

▪ Solid capital structure with cash reserve of R$6.811 billion at the close of the quarter, R$1.455 billion higher than in the year-ago period;

▪ Investments of R$470 million in the quarter, up 51% from 2Q14.

FOOD BUSINESS

▪ Adjusted EBITDA margin of 7.3% at Multivarejo, a significant level that shows resilience despite the worsening economic scenario;

▪ 24 renovated Extra stores showed signs of recovery under the same-store concept and new stores will be re-inaugurated in the second half of the year;

▪ Consistent results from Assaí, with adjusted EBITDA growing 16.9%.

VIA VAREJO

▪ Gain in market share from January to May 2015, despite a scenario of falling consumption;

▪ Gross margin of 32.7%, up 130 bps, due to greater sales competitiveness as a result of higher cost efficiency;

▪ Rollout of the “Crescer Mais” Project: 45 store-in-store telephone outlets, 30 stores under the new furniture concept and 36 banner conversions, ended in the beginning of July.

CNOVA

▪ Strong GMV growth of 25.8%;

▪ Sequential improvement of EBITDA margins in France and Brazil, up 93 bps compared to 1Q15;

▪ Positive cash flow generation in the last 12 months;

▪ Excellent key commercial performance indicators: traffic increased 38.9% and mobile share represents 36.9% of total traffic.

			Consolidated (2)				Food Businesses			Via Varejo
(R$ million)(3)	2Q15	2Q14	Δ	1H15	1H14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ

Gross Revenue (4)	17,887	16,869	6.0%	37,087	33,506	10.7%	9,696	9,133	6.2%	4,863	6,272	-22.5%
Net Revenue (4)	16,108	15,203	6.0%	33,344	30,212	10.4%	8,953	8,412	6.4%	4,307	5,508	-21.8%
Gross Profit	3,845	3,938	-2.4%	7,976	7,686	3.8%	2,178	2,062	5.7%	1,407	1,731	-18.7%
Gross Margin	23.9%	25.9%	-200 bps	23.9%	25.4%	-150 bps	24.3%	24.5%	-20 bps	32.7%	31.4%	130 bps
Total Operating Expenses	(3,216)	(2,873)	11.9%	(6,431)	(5,596)	14.9%	(1,711)	(1,516)	12.9%	(1,146)	(1,239)	-7.5%
% of Net Revenue	20.0%	18.9%	110 bps	19.3%	18.5%	80 bps	19.1%	18.0%	110 bps	26.6%	22.5%	410 bps
EBITDA (5)	665	1,090	-39.0%	1,613	2,139	-24.6%	482	558	-13.6%	275	501	-45.0%
EBITDA Margin	4.1%	7.2%	-310 bps	4.8%	7.1%	-230 bps	5.4%	6.6%	-120 bps	6.4%	9.1%	-270 bps
Adjusted EBITDA(6)	749	1,155	-35.1%	1,766	2,232	-20.9%	554	615	-9.9%	249	509	-51.2%
Adjusted EBITDA Margin	4.7%	7.6%	-290 bps	5.3%	7.4%	-210 bps	6.2%	7.3%	-110 bps	5.8%	9.2%	-340 bps
Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(695)	(700)	-0.7%	(171)	(143)	19.7%	(188)	(167)	12.3%
% of Net Revenue	2.6%	2.4%	20 bps	2.1%	2.3%	-20 bps	1.9%	1.7%	20bps	4.4%	3.0%	140 bps
Company's Net Profit	(30)	358	n.a.	222	697	-68.1%	102	182	-44.1%	21	195	-89.0%
Net Margin	-0.2%	2.4%	-260 bps	0.7%	2.3%	-160 bps	1.1%	2.2%	-110bps	0.5%	3.5%	-300 bps
Adjusted Net Income (7)	43	407	-89.4%	354	770	-54.1%	155	224	-30.5%	4	202	-98.1%
Adjusted Net Margin	0.3%	2.7%	-240 bps	1.1%	2.5%	-140 bps	1.7%	2.7%	-100 bps	0.1%	3.7%	-360 bps

(1) The international operations of Cnova have been consolidated in GPA since 3Q14, and are not reflected in 2Q14 figures. Therefore, for comparison purposes, Cnova consolidated results (Cnova Brasil and International Operations) were excluded from 2Q14 and 2Q15. (2) Includes the results of Cnova (Cnova Brasil + Cdiscount Group); (3) Totals and percentages may not add up due to rounding; All margins were calculated as a percentage of net sales; (4) Includes revenue from lease of commercial centers; (5) Earnings before interest, tax, depreciation and amortization; (6) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (7) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax. Also excluded are the effects of nonrecurring direct income tax.

Sales Performance

Net Revenue		2Q15 x 2Q14			1Q15 x 1Q14
(R$ million)	2Q15	Δ	Δ(1)	1Q15	Δ	Δ(1)
Consolidated (2)	16,108	6.0%	6.6%	17,237	14.8%	14.5%
Food Businesses	8,953	6.4%	7.6%	8,916	8.0%	7.4%
Multivarejo (3)	6,508	0.7%	2.1%	6,605	2.8%	1.9%
Assaí	2,445	25.6%	25.7%	2,312	26.3%	26.6%
Non-Food Businesses	7,172	5.3%	5.3%	8,338	23.5%	23.5%
Cnova (4)	2,848	122.0%	122.0%	2,950	125.6%	125.6%
Via Varejo (5)	4,324	-21.7%	-21.7%	5,388	-1.0%	-1.0%

	Δ Net 'Same-Store' Sales
	2Q15(1)	1Q15(1)
Consolidated (2)	-2.9%	3.7%
Multivarejo + Assaí	3.0%	3.1%
Cnova(4)	24.7%	19.5%
Via Varejo (5)	-23.5%	-2.3%

(1) Adjusted for the calendar effect except for Via Varejo and Cnova.; (2) Excludes revenue from intercompany transactions; (3) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (4) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from commissions in the marketplace, not considering merchandise volume; (5) Includes revenue from intercompany transactions. Excluding the closure of stores to comply with the decision by Brazil’s antitrust agency CADE, the decrease would have been 20.9% in the quarter.

Sales Performance – Consolidated

▪  Consolidated net sales in the quarter totaled R$ 16.1 billion, growing 6.0% in the period and 6.6% adjusted for the calendar effect. Sales performance in the quarter was negatively affected by the effects of the comparison base: i) the World Cup, which was held during the same period in 2014; and ii) Easter, which concentrated a portion of sales in 1Q15, whereas sales were entirely concentrated in 2Q14 last year. Moreover, the more cautious approach to consumption on account of the macroeconomic environment affected performance in the quarter.

▪  Net sales grew 7.6% in the food segment (Multivarejo + Assaí), after adjusting for the calendar effect, and 5.3% in the non-food segment (Via Varejo + Cnova). Assaí and Cnova registered notable growth of 25.7% and 122.0%, respectively.

▪  The Company continued its organic expansion with the inauguration of 50 new stores in the quarter, of which 32 were Multivarejo stores (24 Minimercado Extra, 7 Minuto Pão de Açúcar and 1 Extra Supermercado) and 18 were Casas Bahia stores. A total of 236 stores were opened in the last 12 months.

Food Business (Multivarejo + Assaí)

▪  The Food segment registered net sales of R$ 9.0 billion in the quarter, driven mainly by the opening of 141 stores in the last 12 months, which included 120 convenience stores (95 Minimercado Extra and 25 Minuto Pão de Açúcar), 7 Pão de Açúcar, 4 Extra Supermercado, 9 Assaí stores and 1 drugstore;

▪  Same-store sales in the Food segment, after adjusting for the calendar effect, increased 3.0%, similar to 1Q15 growth of 3.1%, despite the 2Q14 strong comparison base;

▪  Notably, the food category maintained growth in 1Q15 and 2Q15, at around 4.0%, after adjusting for the calendar effect. This growth is the result of solid performance by Assaí and the continued trend of recovery in customer traffic and volumes at Multivarejo, reflecting its competitiveness and the assertive commercial strategies adopted since 3Q14, especially in the  Extra banner;

▪  In addition, 24 Extra stores (2 supermarkets and 22 hypermarkets) were renovated in the quarter, which were fully refurbished to offer a new concept that involves revised layout, assortment and customer service. The stores that underwent modernization showed the first signs of recovery in same-store sales, and are being monitored to evaluate the roll out of the concept.

▪  Assaí once again registered strong growth in net sales, of 25.7%, driven mainly by same-store sales which outperformed inflation and by the nine new stores opened in the last 12 months. In addition, 7 new stores are under construction and are expected to open in the 2nd half of 2015.

Via Varejo

▪  Net sales amounted to R$4.3 billion, down 21.7% from 2Q14. Excluding the effect of the closure of 46 stores since 2Q14 to comply with the CADE ruling, the decline in net sales was 20.9%. On a same-store basis, net sales decreased by 23.5%. In 2Q15, 18 Casas Bahia stores were opened, bringing total store openings to 21 in the year, 95 in the last 12 months and 109 since 1Q14;

▪  Television sales declined 56.6% in comparison with 2Q14, with a 1000 bps impact on the drop in total sales in the quarter.  The main factor behind this performance was the strong performance of television sales during the World Cup in 2Q14;

▪  In this macro scenario of a sharp decline in consumption, as reflected in the Monthly Trade Survey (PMC) conducted by IBGE, the Company gained market share in the period from January to May 2015;

▪  A series of additional measures were implemented to adapt the Company's cost structure, covering all the operations and administrative areas of the company, to mitigate the effects of inflation on fixed costs and for a lower dilution of expenses.

▪  The Company accelerated the roll-out of strategic projects, such as the “Crescer Mais” Project, which consists of the following initiatives:

-   Renovation of the Furniture category: Redesign of the sales area at stores and revamp of product lines, already implemented in 30 stores. The results of the pilot project point to growth of 1700 bps above the average growth of non-renovated stores in 2Q15. The Furniture category yields the highest gross margin for the Company;

-   Renovation of the Telephone category: Involves a complete revamp of the buying experience for customers, with better service and options to try out products. Already implemented in 45 stores.  The results of the store-in-store pilot project point to growth of 2300 bps above the average growth of non-renovated stores in 2Q15.

Cnova

The following comments are part of the Cnova sales release published on July 10, 2015.

▪  GMV in the quarter amounted to €1,154 million, up 25.8% from the year-ago period on a currency-neutral basis. Considering the foreign exchange impact of -6.5%, GMV grew 19.2%. Cdiscount's GMV increased 24.9%, and Cnova Brasil's grew 26.7% on a currency-neutral basis.

-   Marketplace GMV as a percentage of total GMV reached 18.9%, up 810 bps compared to the second quarter of 2014. During the twelve months ended June 30, 2015, active marketplace sellers grew 117.6% to almost 10,000, while the number of marketplace product offerings increased 103.6%, from 9.9 million to 20.1 million.

▪  Net sales totaled €837 million, up 17.5% from the second quarter of 2014 on a currency-neutral basis. The growth rate was 10.7% after integrating the negative exchange rate impact of -6.8%.

-   Net sales at Cdiscount were up 13.7% on a high comparison basis, driven by sales from the new international operations (+2.7%).

-   Net sales at Cnova Brazil increased by 20.5% (local currency) despite a deteriorating Brazilian macroeconomic environment.  The good level of direct sales of smartphones, home appliances and PCs was partially offset by flat television revenue. Mobile sales benefitted from a successful re-launch of Casas Bahia mobile site.

▪  Traffic was up 39% compared to the same period one year ago. This was due primarily to:

-   Cnova’s price positioning in its markets;

-   the growing success of the Click-&-Collect delivery option; and

-   the strong growth of visits coming from mobile devices, which more than doubled year-over-year and now represent 36.9% of total traffic.

▪  More than 3,600 Click-&-Collect (C&C) pick-up points were added to Cnova’s delivery network over the 12-month period since July 1, 2014. Cnova continues to leverage its parent company’s store location footprint (which are part of the Casino Group) as customers have shown they prefer the cost savings and rapid delivery of this option:

-   more than 65% of orders at Cdiscount in France are delivered via C&C;

-   the fast-track rollout in Brazil begun at the end of 2014 has resulted in the establishment of more than 400 pick-up points since the beginning of 2015;

-   at the end of June 2015, Thailand had 457 pick-up points while Colombia had 266 pick-up points.

▪  Active customers and number of items sold increased by 22.8% and 26.3%, respectively, and are strongly correlated with the growth in marketplace GMV.

	Operating Performance

	Consolidated
(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ
Gross Revenue (1)	17,887	16,869	6.0%	37,087	33,506	10.7%
Net Revenue (1)	16,108	15,203	6.0%	33,344	30,212	10.4%
Gross Profit	3,845	3,938	-2.4%	7,976	7,686	3.8%
Gross Margin	23.9%	25.9%	-200 bps	23.9%	25.4%	-150 bps
Selling Expenses	(2,769)	(2,512)	10.3%	(5,485)	(4,884)	12.3%
General and Administrative Expenses	(397)	(324)	22.5%	(855)	(669)	27.7%
Equity Income	34	27	26.9%	62	49	26.2%
Other Operating Revenue (Expenses)	(85)	(65)	30.8%	(153)	(92)	66.0%
Total Operating Expenses	(3,216)	(2,873)	11.9%	(6,431)	(5,596)	14.9%
% of Net Revenue	20.0%	18.9%	110 bps	19.3%	18.5%	80bps
Depreciation (Logistic)	36	25	45.1%	68	50	-36.8%
EBITDA	665	1,090	-39.0%	1,613	2,139	-24.6%
EBITDA Margin	4.1%	7.2%	-310 bps	4.8%	7.1%	-230 bps
Adjusted EBITDA (2)	749	1,155	-35.1%	1,766	2,232	-20.9%
Adjusted EBITDA Margin	4.7%	7.6%	-290 bps	5.3%	7.4%	-210 bps

(1) It includes revenue from lease of commercial centers; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

GPA started to consolidate Cnova’s international operations in 3Q14. Therefore, for comparison purposes, note that the results of these operations were not included in the 2Q14 figures.

Gross margin came to 23.9% in the quarter, down 200 bps, due to the increased share of Cnova and Assaí in the Company’s sales mix. On comparable basis, i.e. excluding Cnova Consolidated figures (Cnova Brasil and international operations) from 2Q14 and 2Q15, gross margin would be 27.0%, in line with the same period last year.

Selling, general and administrative expenses grew 11.7% compared to 2Q14, mainly due to the consolidation of the international operations of Cnova, which were not consolidated in 2Q14, and expenses related to expansion (236 stores were opened in the last 12 months). Additionally, Growing inflation and higher electricity costs also contributed to the increase in expenses. On comparable basis, i.e. excluding Cnova Consolidated figures (Cnova Brasil and international operations) from 2Q14 and 2Q15, selling, general and administrative expenses grew 4.7% this quarter, below inflation growth in the period.

EBITDA adjusted by Other Operating Income and Expenses came to R$749 million, with margin of 4.7%, and was impacted mainly by lower operating cash generation from Via Varejo and Cnova due to softer consumption levels and higher expenses. On comparable basis, i.e. excluding Cnova Consolidated figures (Cnova Brasil and international operations) from 2Q14 and 2Q15, adjusted EBITDA would be R$803 million, with margin of 6.1%.

Multivarejo

(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ
Gross Revenue (1)	7,050	7,034	0.2%	14,197	13,996	1.4%
Net Revenue (1)	6,508	6,465	0.7%	13,113	12,893	1.7%
Gross Profit	1,841	1,792	2.8%	3,627	3,516	3.2%
Gross Margin	28.3%	27.7%	60bps	27.7%	27.3%	40 bps
Selling Expenses	(1,249)	(1,130)	10.5%	(2,446)	(2,206)	10.9%
General and Administrative Expenses	(153)	(144)	6.3%	(308)	(303)	1.5%
Equity Income	24	19	23.9%	45	35	30.0%
Other Operating Revenue (Expenses)	(76)	(57)	34.2%	(104)	(92)	12.8%
Total Operating Expenses	(1,454)	(1,311)	10.9%	(2,812)	(2,566)	9.6%
% of Net Revenue	22.3%	20.3%	200 bps	21.4%	19.9%	150 bps
Depreciation (Logistic)	13	12	13.8%	26	23	-14.8%
EBITDA	401	492	-18.6%	842	973	-13.5%
EBITDA Margin	6.2%	7.6%	-140 bps	6.4%	7.5%	-110 bps
Adjusted EBITDA (2)	477	549	-13.1%	945	1,065	-11.2%
Adjusted EBITDA Margin	7.3%	8.5%	-120 bps	7.2%	8.3%	-110 bps

(1) It includes revenue from lease of commercial centers; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

In 2Q15, Multivarejo maintained its efforts to increase price competitiveness, especially in the Extra banner. Gross margin increased by 60 bps, mainly due to more advantageous commercial negotiations. Furthermore, the multi-format structure of Multivarejo also helped offset the price competitiveness efforts of the Extra banner by increasing the share of higher-margin formats such as Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar, besides increasing revenue from the leasing of commercial centers.

Selling, general and administrative expenses increased 10.0% from 2Q14 and were impacted mainly by higher inflation, higher electricity costs and expenses with store expansion (132 stores opened in the last 12 months).

Since the end of 2Q15, the Company has been implementing initiatives to rationalize expenses for the coming quarters, in both the operating and administrative areas in order to mitigate the impacts of inflation and other expenses. The main initiatives were:

▪  Optimization of headcount in administrative areas;

▪  Revision of benefits for executives;

▪  Renegotiation of third-party agreements;

▪  Optimization of media investments;

▪  Group synergies: optimization and centralization of contracts; logistics; IT, multichannel platform, shared services center; and energy efficiency initiatives.

Adjusted EBITDA stood at R$477 million, with margin of 7.3%. In the quarter, other operating income and expenses are related to the restructuring, indemnities and write-off of property, plant and equipment.

Assaí

(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ
Gross Revenue	2,646	2,099	26.1%	5,143	4,070	26.3%
Net Revenue	2,445	1,947	25.6%	4,756	3,778	25.9%
Gross Profit	337	270	24.8%	651	513	27.0%
Gross Margin	13.8%	13.9%	-10 bps	13.7%	13.6%	10 bps
Selling Expenses	(234)	(184)	27.0%	(451)	(354)	27.2%
General and Administrative Expenses	(27)	(20)	33.3%	(56)	(40)	38.3%
Other Operating Revenue (Expenses)	4	0	n.a	3	(0)	n.a
Total Operating Expenses	(257)	(204)	25.6%	(503)	(395)	27.4%
% of Net Revenue	10.5%	10.5%	0 bps	10.6%	10.4%	20 bps
Depreciation (Logistic)	1	1	92.0%	2	1	125.7%
EBITDA	81	66	23.1%	151	119	26.4%
EBITDA Margin	3.3%	3.4%	-10bps	3.2%	3.2%	0 bps
Adjusted EBITDA (1)	77	66	16.9%	147	119	23.3%
Adjusted EBITDA Margin	3.2%	3.4%	-20 bps	3.1%	3.2%	-10 bps

(1) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

Assaí performed strongly in yet another quarter, with net sales growing 25.6% to R$2.445 billion. The performance was driven by same-store sales growth outpacing inflation, higher customer traffic and the opening of 9 stores in the last 12 months. Note that, combined with the significant organic growth, Assaí has been registering market share gains over the year.  In addition, 7 new stores are under construction and are expected to open in the second half of 2015.

Gross margin remained virtually stable from the same period in the prior year. Selling, general and administrative expenses corresponded to 10.7% of net sales, slightly up from the previous year, despite the cost pressure associated with inflation and other adjustments to fixed costs.

EBITDA adjusted for other operating income and expenses came to R$77 million in 2Q15, growing 16.9% from 2Q14. EBITDA margin came to 3.2%, in line with the previous year, despite the impacts of store expansion in the last 12 months (9 new stores).

Via Varejo(1)

(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ
GrossRevenue	4,863	6,272	-22.5%	10,948	12,510	-12.5%
Net Revenue	4,307	5,508	-21.8%	9,678	10,951	-11.6%
GrossProfit	1,407	1,731	-18.7%	3,186	3,406	-6.5%
Gross Margin	32.7%	31.4%	130 bps	32.9%	31.1%	180 bps
Selling Expenses	(1,084)	(1,116)	-2.9%	(2,188)	(2,191)	-0.2%
General and Administrative Expenses	(99)	(123)	-18.9%	(253)	(252)	0.2%
Equity Income	10	8	26.7%	17	14	16.8%
Other Operating Revenue (Expenses)	26	(9)	n.a	32	(1)	n.a
Total Operating Expenses	(1,146)	(1,239)	-7.5%	(2,392)	(2,430)	-1.6%
% of Net Revenue	26.6%	22.5%	410 bps	24.7%	22.2%	250 bps
Depreciation (Logistic)	14	9	58.0%	28	20	-37.2%
EBITDA	275	501	-45.0%	821	996	-17.5%
EBITDA Margin	6.4%	9.1%	-270 bps	8.5%	9.1%	-60 bps
Adjusted EBITDA (2)	249	509	-51.2%	789	997	-20.8%
Adjusted EBITDA Margin	5.8%	9.2%	-340 bps	8.2%	9.1%	-90 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

Gross margin expanded by 130 bps in the quarter, despite the sharp decline in consumption, due to: i) new sources of revenue from delivery and assembly, as well as synergies with other Group companies; ii) initiatives to improve efficiency in logistics and assembly implemented during 2014, whose maturation and full impact will be seen in 2015; and iii) sales mix, with a decrease in the share of televisions.

In 2Q15, a series of additional measures were implemented to adapt the Via Varejo's cost structure to mitigate the effects of inflation and for a lower dilution of fixed expenses These measures include:

▪  Headcount adjustments, with the reduction of 4,800 positions at stores, assembly facilities, distribution centers and administrative functions;

▪  Optimization of rental and utilities expenses;

▪  Optimization of marketing expenses;

▪  Improvement of freight routing, store supply and reduction of overtime at distribution centers;

▪  Closure of unprofitable stores with high operating costs;

▪  Reduction in third parties agreements costs, such as security and maintenance.

The sharp decline in sales and higher inflation in the period impacted the dilution of fixed expenses, resulting in an increase of 410 bps in total operating expenses as a percentage of sales in 2Q15.

Adjusted EBITDA stood at R$249 million in the quarter, with margin of 5.8%.

The following comments are part of the Cnova earnings release published on July 22, 2015. Amounts are in Euros, the company’s functional currency, and refer to the consolidated results of Cnova N.V on comparable basis (Cnova’s international operations are reflected in 2Q14).

Cnova

				Change Y-o-Y	France and Brazil*
(Unaudited, € millions)	2Q15	1Q15	2Q14	Reported	Vs. 1Q15	Vs. 2Q14
Gross Merchandise Value (GMV)¹	1,154.1	1,248.2	967.8	+19.2%/+25.8%**	-7.5%	+18.2%
Net Sales	836.7	915.5	755.9	+10.7%/+17.5%**	-8.7%	+9.5%
Gross Profit	107.6	113.2	106.7	+0.8%/+6.9%**	-4.7%	+1.7%
France and Brazil*	108.6	113.9	106.7	+1.7%	-4.7%	+1.7%
% of Net Sales	13.1%	12.6%	14.1%	-100 bps	+56bps	-100 bps
New countries[2]	(1.0)	(0.7)	-
SG&A	(131.3)	(141.2)	(98.0)	+34.0%	-10.1%	+25.5%
France and Brazil*	(123.0)	(136.7)	(98.0)	+25.5%	-10.1%	+25.5%
% of Net Sales	-14.9%	-15.1%	-13.0%	-189bps	+23bps	-189 bps
New countries[2]	(8.3)	(4.4)	-
Operating EBITDA[3]	(13.2)	(18.2)	16.3	-180.9%	-66.9%	-126.8%
France and Brazil*	(4.4)	(13.2)	16.3	-126.8%	-66.9%	-126.8%
% of Net Sales	-0.5%	-1.5%	+2.2%	-269 bps	+93 bps	-269 bps
New countries[2]	(8.8)	(5.0)	-
Operating EBIT[4]	(23.7)	(28.0)	8.7	-370.9%	-15.5%	-264.6%
France and Brazil*	(14.4)	(22.9)	8.7	-264.6%	-37.1%	-264.6%
% of Net Sales	-1.7%	-2.5%	1.2%	-290bps	+78 bps	-290 bps
New countries[2]	(9.3)	(5.1)	-
Net Income/(Loss)	(40.2)	(40.6)	(21.3)	+89.1%	-4.0%	+51.0%
% of Net Sales	-4.8%	-4.4%	-2.8%
Adjusted EPS (in Euros)	(0.06)	(0.06)	(0.02)

Change in Operating Working Capital5***	129.3	160.2	73.7	+55.6
Free Cash Flow6***	27.8	91.6	65.2	-37.4

Net cash/(Net financial debt)[7] (period end)	36.3	70.8	(112.9)	+149.2

* Includes France, Brazil and Holding  ** Currency neutral basis  *** Last twelve months

1) Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes. GMV is calculated using data for orders that have been approved and sent.

2) New countries: Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon, Burkina Faso

3) Operating EBITDA is calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share based payment.

4) Operating profit (loss) before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets.

5) Change in operating working capital is calculated as the sum of change in inventory, operating payables and operating receivables and other (see Cash Flow Statement).

6) Net cash from (used in) operating activities less capex (see Cash Flow Statement).

7) Calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less financial debt - See Non-GAAP Reconciliations section of this press release for additional information

8) France and Brazil includes Holding expenses

France and Brazil8 enjoyed significant sequential improvement in their financial results:

▪  Net sales increased +13.7% in France and +20.5% at Brazil on a constant currency basis;

▪  Gross profit from France and Brazil8 was €109 million, with an associated gross margin of 13.1% (vs. 12.6% in 1Q15). The current pricing level in both countries is stable and well adapted to the commercial environment of both countries;

▪  SG&A expenses decreased as a percentage of net sales, falling to 14.9% compared to 15.1% in 1Q15. Investments made in the 1Q15 to expand warehouse capacity both in Brazil and France are allowing the Group to keep pace with its expanded product selection and to further improve customer delivery services.

-   In terms of fulfillment costs, these increased to 8.3% of sales in 2Q15 vs 7.8% in 1Q15 and 6.6% in 2Q14 due to the:

-   impact of fast growing marketplace;

-   changed product mix coming from strong growth of large home appliances and home furnishing items sales;

-   doubling of Click-&-Collect pick-up points in Brazil: 516 at the end of June 2015 up from 210 at the end of March 2015. Roll-out in Brazil with the launch in 3Q15 of over 400 pick-up points.;

-   Tech and Content costs represented 2.7% of sales in 2Q15, down from 2.9% in 1Q15 and stable compared to 2Q14. G&A costs amounted to 1.8% of sales in 2Q15, down from 2.2% in 1Q15 and up from 1.6% in 2Q14;

-   At Cdiscount, 2Q15 SG&A costs were impacted by the opening of the last 5 new specialty web sites in 2015: Comptoirdesparfums.com (luxury beauty products) and Cornerliterie.com (bedding) opened earlier in July in addition to MonCornerKids.com and MonCornerJardin.com (garden) opened last April and Cornerhomme.com opened last May.

▪  The operating EBITDA margin increased by 93 basis points sequentially;

▪  The operating EBIT margin improved 78 basis points compared to the previous quarter.

International expansion has led to an increase in the GMV and net sales thanks to start-up operations in Africa, LatAm and South East Asia. The associated margin investment is weighing on net results as expected and according to plan.

On a last twelve month basis:

▪  The operating working capital change improved by €55.6 million.

▪  Capex increased by €29.4 million primarily due to IT investments in search engine improvements and enhanced mobile platforms. In 1H15, capex represented 2.6% of net sales, compared to 2.1% in 1H14.

▪  Free cash flow (FCF) amounted to €27.8 million and €42 million excluding FX impact.

Cnova is targeting new measures to further optimize its operating expenses on a full year basis through:

-   Continuous improvement of logistics productivity in France and Brazil;

-   Renegotiation of contracts;

-   Optimization in IT costs in France and Brazil;

-   Personal costs savings;

-   Reduction in external service provider costs.

The basic fundamentals of the Group’s underlying business activity remain strong: 2nd half 2015 GMV is targeted to continue to grow at a similar rate as during the 1st half of 2015.  Cnova is targeting for the 2nd half of 2015 an increase of net sales of 17.5%, plus or minus 1.5%, on a currency neutral basis, in line with 2Q15 net sales performance.

Indebtedness

Consolidated

(R$ million)	06.30.2015	06.30.2014

Short Term Debt	(2,462)	(2,434)
Loans and Financing	(781)	(1,054)
Debentures	(1,681)	(1,380)
Long Term Debt	(3,750)	(3,273)
Loans and Financing	(2,854)	(1,673)
Debentures	(897)	(1,600)
Total Gross Debt	(6,213)	(5,706)
Cash and Financial investments	6,811	5,379
Net Cash (Debt)	599	(327)
EBITDA (1)	4,404	4,482
Net Cash (Debt) / EBITDA(1)	0.14x	-0.07x
Payment Book - Short Term	(2,311)	(2,624)
Payment Book - Long Term	(99)	(122)
Net Debt with Payment Book	(1,811)	(3,074)
Net Debt with Payment Book / EBITDA(1)	-0.41x	-0.69x

(1)EBITDA in the last 12 months.

The Company’s net debt, including payment book operations, came to R$ 1.811 billion at the end of June 2015, compared to R$3.074 billion at the end of June 2014, for an improvement of R$1.263 billion. The Net Debt with payment books/EBITDA ratio decreased from 0.69 times in 2Q14 to 0.41 times in 2Q15.

The improved net debt reflects the positive initiatives to improve working capital, which improved by 12.5 days(2) in the gap between inventories and trade accounts payable in the quarter.

Another highlight was the lengthening of 263 days in debt maturity profile, including the payment book operation, compared to June 30 2014.

(2) In days of COGS.

Financial Result

Consolidated
(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ

Financial Revenue	236	154	53.0%	452	333	35.6%
Financial Expenses	(649)	(515)	26.0%	(1,147)	(1,033)	11.0%
Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(695)	(700)	-0.7%
% of Net Revenue	2.6%	2.4%	20 bps	2.1%	2.3%	-20 bps

Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(695)	(700)	-0.7%
Charges on Net Bank Debt	(160)	(62)	158.1%	(244)	(107)	128.0%
Cost of Discount of Receivables of Payment	(79)	(83)	-4.8%	(167)	(164)	1.8%
Cost of Sale of Receivables of Credit Card	(228)	(182)	25.3%	(319)	(365)	-12.6%
Restatement of Other Assets and Liabilities	54	(34)	-258.8%	35	(64)	-154.7%

Net financial expense increased 14.4% to R$413 million in the quarter, lagging the growth in interest rates (measured by average CDI) of 21.6% between 2Q14 and 2Q15.

The main variations in net financial (income) expenses were:

▪  R$98 million increase in net bank debt charges, impacted by the lower average cash balance in the period, explained chiefly by the reduction in the frequency of anticipation of receivables;

▪  Reduction of R$4 million in the cost of sales of payment book receivables due to the lower volume of anticipation as a result of lower sales registered by Via Varejo in the quarter;

▪  R$46 million increase in cost of sales of credit card receivables, in line with the higher CDI in the period;

▪  The change in Restatement of Other Assets and Liabilities is related to inflation adjustment on recoverable taxes.

Net Income

Consolidated

(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ

EBITDA	665	1,090	-39.0%	1,613	2,139	-24.6%
Depreciation (Logistic)	(36)	(25)	45.1%	(68)	(50)	36.8%
Depreciation and Amortization	(240)	(191)	25.5%	(471)	(383)	23.2%
Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(695)	(700)	-0.7%
Income Before Income Tax	(25)	512	n.a	379	1,006	-62.4%
Income Tax	(5)	(154)	-97.1%	(157)	(310)	-49.5%
Net Income - Company	(30)	358	n.a	222	697	-68.1%
Net Margin	-0.2%	2.4%	-260 bps	0.7%	2.3%	-160 bps
Net Income - Controlling Shareholders	60	264	-77.3%	252	508	-50.4%
Net Margin - Controllings Shareholders	0.4%	1.7%	-130 bps	0.8%	1.7%	-90 bps
Other Operating Revenue (Expenses)	(85)	(65)	30.8%	(153)	(92)	66.0%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	12	15	-22.6%	21	20	7.8%
Adjusted Net Income - Company (1)	43	407	-89.4%	354	770	-54.1%
Adjusted Net Margin - Company	0.3%	2.7%	-240 bps	1.1%	2.5%	-140 bps
Adjusted Net Income - Controlling Shareholders (1)	122	304	-60.0%	348	575	-39.5%
Adjusted Net Margin - Controlling Shareholders	0.8	2.0%	-120 bps	1.0%	1.9%	-90bps

(1) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

The Company recorded net loss, considering the consolidation of the international operations of Cnova since 3Q14, of R$30 million in 2Q15. This result was impacted by the lower operating cash flow in the period, mainly due to the results from Cnova and Via Varejo. Moreover, the macroeconomic environment, the increase in expenses in line with or above inflation, and the hike in interest rates – measured by the average CDI, also continued to the period results.  Net income attributable to controlling shareholders and adjusted by other income and expenses amounted to R$122 million, with net margin of 0.8%.

On comparable basis, i.e. excluding the consolidated results of Cnova (Cnova Brasil and international operations) of 2Q14 and 2Q15, net income came to R$123 million, with net margin of 0.9%.

Simplified Cash Flow Statement

Consolidated

Cash Balance at beginning of period	6,145	5,350	11,149	8,367
Cash Flow from operating activities	2,181	1,091	(2,459)	(722)
EBITDA	665	1,090	1,613	2,139
Cost of Sale of Receivables	(307)	(265)	(486)	(529)
Working Capital	1,839	234	(2,479)	(2,054)
Assets and Liabilities Variation	(16)	32	(1,107)	(278)
Cash flow from investment activities	(466)	(296)	(945)	(561)
Net Investment	(466)	(296)	(952)	(561)
Acquisition and Others	-	-	7	-
Change on net cash after investments	1,715	795	(3,404)	(1,283)
Cash Flow from financing activities	(1,046)	(788)	(936)	(1,728)
Dividends payments and others	(358)	(186)	(358)	(186)
Net Payments	(688)	(602)	(578)	(1,542)
Change on net cash	668	6	(4,340)	(3,011)
Exchange rate	(2)	-	2	-
Cash Balance at end of period	6,811	5,356	6,811	5,356

Net cash (debt)	599	(327)	599	(327)

The Company ended 2Q15 with a cash balance of R$6.811 billion, an increase of R$1.455 billion from the end of 2Q14. This improvement in the cash position was due to the following factors in the last 12 months:

(i)   improvement of 12.5 days(1) in the gap between inventories and trade accounts payable;

(ii)  proceeds from the debenture issue and IPO of Cnova in the second half of 2014.

These factors enabled the Company to end the quarter with net cash of R$599 million, compared to net debt of R$327 million in the same period last year.

(1) In days of COGS.

Capital Expenditure (Capex)

	Consolidated						Food Businesses			Via Varejo
(R$ million)	2Q15	2Q14	Δ	1H15	1H14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ

New stores and land acquisition	122	114	7.1%	259	222	16.7%	101	87	16.7%	21	27	-23.3%
Store renovations and conversions	169	60	180.4%	293	130	124.8%	136	46	194.7%	33	14	133.8%
Infrastructure and Others	249	143	73.5%	439	242	81.5%	108	78	38.4%	66	23	185.1%
Non-cash Effect
Financing Assets	(69)	(6)	1016.8%	(4)	(6)	n.a.	(49)	(6)	695.3%	(20)	-	n.a
Total	470	311	51.0%	986	587	67.9%	295	204	44.4%	101	65	54.9%

Consolidated investments totaled R$470 million in 2Q15, up 51% from 2Q14, of which 63% was invested in the Food segment and 21% in Via Varejo.

This quarter, the Company opened 50 new stores, including 24 Minimercado Extra, 7 Minuto Pão de Açúcar, 1 Extra Supermercado and 18 Casas Bahia stores.

In line with the Company’s strategy to renovate its stores, a total of 24 Extra stores were renovated in the food segment, of which 22 were hypermarkets and 2 were supermarkets, which were refurbished to offer a new shopping concept that involves revised layout, product assortment and customer service. The renovated stores are being monitored in order to assess the rollout of renovation.

At Via Varejo, the rollout of the "Crescer Mais” project was accelerated through the following initiatives: i) renovation of the furniture category in 30 stores, which underwent a revamp of the sales area and product lines; ii) renovation of the telephone category in 45 stores, which now offer better service and product testing facility; and iii) strengthening of the Ponto Frio banner through operational improvements, optimization of financial services and conversion of stores with proper positioning to Casas Bahia. Until the beginning of July, 36 stores had been converted to Casas Bahia stores.

Dividends

Dividends 2Q15

The Board of Directors meeting held on July 28, 2015 approved the distribution of interim dividends based on the net income recorded on the balance sheet of June 30, 2015, in the amount of R$38.5 million, which corresponds to R$0.15 per preferred share and R$0.136365 per common share.

Shareholders of record on July 28, 2015 will be entitled to the dividends. As of July 29, 2015, the shares will trade ex-dividends. Dividends will be paid on August 8, 2015.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Electro (sale of electronics and home appliances in brick-and-mortar stores) and E-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric given its understanding that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

		Consolidated			Food Businesses
(R$ million)	06.30.2015	03.31.2015	06.30.2014	06.30.2015	03.31.2015	06.30.2014
Current Assets	19,482	21,297	15,669	7,041	8,381	6,407
Cash and Marketable Securities	6,811	6,145	5,379	2,408	3,388	2,307
Accounts Receivable	2,662	4,582	2,497	151	222	158
Credit Cards	172	1,761	273	39	67	58
Payment book	1,987	2,154	2,259	-	-	-
Sales Vouchers and Others	692	768	174	104	117	79
Allowance for Doubtful Accounts	(331)	(328)	(231)	(1)	(1)	(1)
Resulting from Commercial Agreements	142	227	22	9	39	22
Inventories	8,250	8,936	6,464	3,852	4,075	3,468
Recoverable Taxes	991	865	760	213	200	174
Noncurrent Assets for Sale	22	21	26	8	8	8
Dividends Receivable	27	27	-	19	26	-
Expenses in Advance and Other Accounts Receivables	719	721	544	390	462	292
Noncurrent Assets	22,155	21,830	19,793	15,624	15,517	15,373
Long-Term Assets	5,048	4,999	4,549	2,057	2,132	2,483
Accounts Receivables	78	86	97	-	-	-
Payment Book	87	94	106	-	-	-
Allowance for Doubtful Accounts	(9)	(8)	(9)	-	-	-
Inventories	-	172	172	-	172	172
Recoverable Taxes	2,507	2,350	1,583	555	498	371
Deferred Income Tax and Social Contribution	500	505	870	84	95	351
Amounts Receivable from Related Parties	357	333	204	195	178	395
Judicial Deposits	945	880	883	578	537	528
Expenses in Advance and Others	661	673	738	644	652	666
Investments	482	447	359	313	277	243
Property and Equipment	10,023	9,832	9,187	8,482	8,350	7,913
Intangible Assets	6,602	6,552	5,699	4,771	4,757	4,735
TOTAL ASSETS	41,637	43,127	35,462	22,665	23,898	21,780

LIABILITIES

		Consolidated			Food Businesses
	06.30.2015	03.31.2015	06.30.2014	06.30.2015	03.31.2015	06.30.2014
Current Liabilities	19,213	20,833	14,597	6,812	8,128	6,499
Suppliers	10,231	10,999	6,753	3,662	3,632	2,936
Loans and Financing	781	806	1,054	418	758	997
Payment Book (CDCI)	2,311	2,526	2,624	-	-	-
Debentures	1,681	2,498	1,380	1,260	2,090	962
Payroll and Related Charges	805	926	850	432	490	412
Taxes and Social Contribution Payable	684	652	769	166	158	326
Dividends Proposed	1	321	1	1	195	1
Financing for Purchase of Fixed Assets	72	37	46	72	37	46
Rents	92	104	66	69	70	66
Acquisition of Companies	77	75	72	77	75	72
Debt with Related Parties	1,286	924	23	316	382	395
Advertisement	78	64	71	34	25	32
Provision for Restructuring	8	-	4	6	-	4
Advanced Revenue	311	236	141	119	54	35
Others	795	665	741	180	163	215
Long-Term Liabilities	7,767	7,577	7,452	5,997	6,002	5,842
Loans and Financing	2,854	2,523	1,673	2,431	2,367	1,517
Payment Book (CDCI)	99	113	122	-	-	-
Debentures	897	896	1,600	897	896	1,200
Financing for Purchase of Assets	4	4	8	4	4	8
Acquisition of Companies	62	61	118	62	61	118
Deferred Income Tax and Social Contribution	1,214	1,181	1,042	1,185	1,178	1,039
Tax Installments	587	609	974	587	609	936
Provision for Contingencies	1,310	1,370	1,346	760	747	831
Advanced Revenue	690	777	483	36	104	108
Others	51	43	85	35	35	85
Shareholders' Equity	14,657	14,717	13,413	9,857	9,767	9,439
Capital	6,805	6,793	6,786	4,708	4,639	5,059
Capital Reserves	291	286	257	291	287	257
Profit Reserves	3,714	3,692	2,952	3,714	3,684	2,952
Adjustment of Equity Valuation	(11)	(5)	-	(11)	1	-
Minority Interest	3,858	3,951	3,418	1,154	1,157	1,171
TOTAL LIABILITIES	41,637	43,127	35,462	22,665	23,898	21,780

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	2Q15	2Q14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ	2Q15	2Q14	Δ
Gross Revenue (1)	17,887	16,869	6.0%	9,696	9,133	6.2%	7,050	7,034	0.2%	2,646	2,099	26.1%	4,863	6,272	-22.5%
Net Revenue (1)	16,108	15,203	6.0%	8,953	8,412	6.4%	6,508	6,465	0.7%	2,445	1,947	25.6%	4,307	5,508	-21.8%
Cost of Goods Sold	(12,227)	(11,240)	8.8%	(6,760)	(6,338)	6.7%	(4,654)	(4,662)	-0.2%	(2,107)	(1,676)	25.7%	(2,885)	(3,768)	-23.4%
Depreciation (Logistic)	(36)	(25)	45.1%	(14)	(12)	18.0%	(13)	(12)	13.8%	(1)	(1)	92.0%	(14)	(9)	58.0%
Gross Profit	3,845	3,938	-2.4%	2,178	2,062	5.7%	1,841	1,792	2.8%	337	270	24.8%	1,407	1,731	-18.7%
Selling Expenses	(2,769)	(2,512)	10.3%	(1,483)	(1,314)	12.8%	(1,249)	(1,130)	10.5%	(234)	(184)	27.0%	(1,084)	(1,116)	-2.9%
General and Administrative Expenses	(397)	(324)	22.5%	(180)	(164)	9.6%	(153)	(144)	6.3%	(27)	(20)	33.3%	(99)	(123)	-18.9%
Equity Income	34	27	26.9%	24	19	23.9%	24	19	23.9%	-	-	0.0%	10	8	26.7%
Other Operating Revenue (Expenses)	(85)	(65)	30.8%	(72)	(57)	27.0%	(76)	(57)	34.2%	4	0	n.a	26	(9)	n.a
Total Operating Expenses	(3,216)	(2,873)	11.9%	(1,711)	(1,516)	12.9%	(1,454)	(1,311)	10.9%	(257)	(204)	25.6%	(1,146)	(1,239)	-7.5%
Depreciation and Amortization	(240)	(191)	25.5%	(169)	(154)	9.5%	(145)	(135)	7.2%	(24)	(19)	26.5%	(45)	(34)	32.1%
Earnings before interest and Taxes - EBIT	388	873	-55.6%	298	392	-23.8%	242	345	-29.8%	56	46	20.8%	217	458	-52.7%
Financial Revenue	236	154	53.0%	111	80	38.3%	106	76	39.3%	5	4	19.2%	112	88	26.6%
Financial Expenses	(649)	(515)	26.0%	(281)	(223)	26.4%	(257)	(206)	25.1%	(24)	(17)	42.0%	(299)	(255)	17.3%
Net Financial Revenue (Expenses)	(413)	(361)	14.4%	(171)	(143)	19.7%	(151)	(130)	16.7%	(19)	(13)	49.0%	(188)	(167)	12.3%
Income Before Income Tax	(25)	512	n.a	128	249	-48.6%	91	216	-57.7%	37	33	9.8%	29	291	-90.1%
Income Tax	(5)	(154)	-97.1%	(26)	(67)	-60.8%	(14)	(56)	-74.8%	(12)	(11)	13.9%	(7)	(96)	-92.2%
Net Income - Company	(30)	358	n.a	102	182	-44.1%	77	160	-51.8%	24	22	12.8%	21	195	-89.0%
Minority Interest - Noncontrolling	(90)	94	n.a	(4)	(11)	-65.6%	(4)	(11)	-65.6%	-	-	0.0%	12	110	-89.0%
Net Income - Controlling Shareholders (2)	60	264	-77.3%	105	193	-45.3%	81	171	-52.6%	24	22	12.8%	9	84	-89.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	665	1,090	-39.0%	482	558	-13.6%	401	492	-18.6%	81	66	23.1%	275	501	-45.0%
Adjusted EBITDA (3)	749	1,155	-35.1%	554	615	-9.9%	477	549	-13.1%	77	66	16.9%	249	509	-51.2%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	2Q15	2Q14		2Q15	2Q14		2Q15	2Q14		2Q15	2Q14		2Q15	2Q14
Gross Profit	23.9%	25.9%		24.3%	24.5%		28.3%	27.7%		13.8%	13.9%		32.7%	31.4%
Selling Expenses	17.2%	16.5%		16.6%	15.6%		19.2%	17.5%		9.6%	9.5%		25.2%	20.3%
General and Administrative Expenses	2.5%	2.1%		2.0%	1.9%		2.3%	2.2%		1.1%	1.0%		2.3%	2.2%
Equity Income	0.2%	0.2%		0.3%	0.2%		0.4%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.5%	0.4%		0.8%	0.7%		1.2%	0.9%		0.2%	0.0%		0.6%	0.2%
Total Operating Expenses	20.0%	18.9%		19.1%	18.0%		22.3%	20.3%		10.5%	10.5%		26.6%	22.5%
Depreciation and Amortization	1.5%	1.3%		1.9%	1.8%		2.2%	2.1%		1.0%	1.0%		1.0%	0.6%
EBIT	2.4%	5.7%		3.3%	4.7%		3.7%	5.3%		2.3%	2.4%		5.0%	8.3%
Net Financial Revenue (Expenses)	2.6%	2.4%		1.9%	1.7%		2.3%	2.0%		0.8%	0.7%		4.4%	3.0%
Income Before Income Tax	0.2%	3.4%		1.4%	3.0%		1.4%	3.3%		1.5%	1.7%		0.7%	5.3%
Income Tax	0.0%	1.0%		0.3%	0.8%		0.2%	0.9%		0.5%	0.6%		0.2%	1.8%
Net Income - Company	-0.2%	2.4%		1.1%	2.2%		1.2%	2.5%		1.0%	1.1%		0.5%	3.5%
Minority Interest - noncontrolling	-0.6%	0.6%		0.0%	-0.1%		-0.1%	-0.2%		0.0%	0.0%		0.3%	2.0%
Net Income - Controlling Shareholders(2)	0.4%	1.7%		1.2%	2.3%		1.2%	2.6%		1.0%	1.1%		0.2%	1.5%
EBITDA	4.1%	7.2%		5.4%	6.6%		6.2%	7.6%		3.3%	3.4%		6.4%	9.1%
Adjusted EBITDA (3)	4.7%	7.6%		6.2%	7.3%		7.3%	8.5%		3.2%	3.4%		5.8%	9.2%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT
	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1H15	1H14	Δ	1H15	1H14	Δ	1H15	1H14	Δ	1H15	1H14	Δ	1H15	1H14	Δ
Gross Revenue (1)	37,087	33,506	10.7%	19,340	18,066	7.0%	14,197	13,996	1.4%	5,143	4,070	26.3%	10,948	12,510	-12.5%
Net Revenue (1)	33,344	30,212	10.4%	17,869	16,670	7.2%	13,113	12,893	1.7%	4,756	3,778	25.9%	9,678	10,951	-11.6%
Cost of Goods Sold	(25,300)	(22,476)	12.6%	(13,562)	(12,618)	7.5%	(9,459)	(9,354)	1.1%	(4,103)	(3,264)	25.7%	(6,464)	(7,525)	-14.1%
Depreciation (Logistic)	(68)	(50)	36.8%	(29)	(24)	19.6%	(26)	(23)	14.8%	(2)	(1)	125.7%	(28)	(20)	37.2%
Gross Profit	7,976	7,686	3.8%	4,278	4,029	6.2%	3,627	3,516	3.2%	651	513	27.0%	3,186	3,406	-6.5%
Selling Expenses	(5,485)	(4,884)	12.3%	(2,896)	(2,560)	13.1%	(2,446)	(2,206)	10.9%	(451)	(354)	27.2%	(2,188)	(2,191)	-0.2%
General and Administrative Expenses	(855)	(669)	27.7%	(364)	(344)	5.8%	(308)	(303)	1.5%	(56)	(40)	38.3%	(253)	(252)	0.2%
Equity Income	62	49	26.2%	45	35	30.0%	45	35	30.0%	-	-	0.0%	17	14	16.8%
Other Operating Revenue (Expenses)	(153)	(92)	66.0%	(100)	(92)	8.8%	(104)	(92)	12.8%	3	(0)	n.a	32	(1)	n.a
Total Operating Expenses	(6,431)	(5,596)	14.9%	(3,314)	(2,961)	12.0%	(2,812)	(2,566)	9.6%	(503)	(395)	27.4%	(2,392)	(2,430)	-1.6%
Depreciation and Amortization	(471)	(383)	23.2%	(334)	(308)	8.5%	(288)	(271)	6.2%	(46)	(37)	24.9%	(87)	(68)	27.7%
Earnings before interest and Taxes - EBIT	1,074	1,707	-37.1%	629	760	-17.2%	528	679	-22.3%	102	81	25.8%	707	908	22.1%
Financial Revenue	452	333	35.6%	217	182	18.9%	209	173	20.3%	8	9	-7.6%	178	170	4.7%
Financial Expenses	(1,147)	(1,033)	11.0%	(559)	(456)	22.4%	(510)	(422)	20.8%	(48)	(34)	42.0%	(453)	(496)	-8.7%
Net Financial Revenue (Expenses)	(695)	(700)	-0.7%	(342)	(274)	24.7%	(302)	(249)	21.2%	(40)	(25)	58.7%	(276)	(327)	15.6%
Income Before Income Tax	379	1,006	-62.4%	287	486	-40.8%	226	430	-47.5%	62	56	10.7%	431	581	25.8%
Income Tax	(157)	(310)	-49.5%	(67)	(131)	-48.5%	(46)	(112)	-58.8%	(21)	(19)	13.6%	(141)	(199)	-28.7%
Net Income - Company	222	697	-68.1%	220	354	-38.0%	179	317	-43.5%	40	37	9.3%	290	383	24.2%
Minority Interest - Noncontrolling	(30)	189	-115.9%	(7)	(17)	-57.3%	(7)	(17)	-57.3%	-	-	0.0%	164	217	24.3%
Net Income - Controlling Shareholders(2)	252	508	-50.4%	227	371	-38.9%	187	334	-44.2%	40	37	9.3%	126	166	24.1%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,613	2,139	-24.6%	993	1,092	-9.1%	842	973	-13.5%	151	119	26.4%	821	996	17.5%
Adjusted EBITDA (3)	1,766	2,232	-20.9%	1,093	1,184	-7.7%	945	1,065	-11.2%	147	119	23.3%	789	997	20.8%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	1H15	1H14		1H15	1H14		1H15	1H14		1H15	1H14		1H15	1H14
Gross Profit	23.9	25.4		23.9	24.2		27.7	27.3		13.7	13.6		32.9	31.1
Selling Expenses	16.5	16.2		16.2	15.4		18.7	17.1		9.5	9.4		22.6	20.0
General and Administrative Expenses	2.6	2.2		2.0	2.1		2.3	2.4		1.2	1.1		2.6	2.3
Equity Income	0.2	0.2		0.3	0.2		0.3	0.3		0.0	0.0		0.2	0.1
Other Operating Revenue (Expenses)	0.5	0.3		0.6	0.6		0.8	0.7		-0.1	0.0		-0.3	0.0
Total Operating Expenses	19.3	18.5		18.5	17.8		21.4	19.9		10.6	10.4		24.7	22.2
Depreciation and Amortization	1.4	1.3		1.9	1.8		2.2	2.1		1.0	1.0		0.9	0.6
EBIT	3.2	5.7		3.5	4.6		4.0	5.3		2.1	2.1		7.3	8.3
Net Financial Revenue (Expenses)	2.1	2.3		1.9	1.6		2.3	1.9		0.8	0.7		2.8	3.0
Income Before Income Tax	1.1	3.3		1.6	2.9		1.7	3.3		1.3	1.5		4.5	5.3
Income Tax	0.5	1.0		0.4	0.8		0.4	0.9		0.4	0.5		1.5	1.8
Net Income - Company	0.7	2.3		1.2	2.1		1.4	2.5		0.9	1.0		3.0	3.5
Minority Interest - noncontrolling	-0.1	0.6		0.0	-0.1		-0.1	-0.1		0.0	0.0		1.7	2.0
Net Income - Controlling Shareholders(2)	0.8	1.7		1.3	2.2		1.4	2.6		0.9	1.0		1.3	1.5
EBITDA	4.8	7.1		5.6	6.6		6.4	7.5		3.2	3.2		8.5	9.1
Adjusted EBITDA (3)	5.3	7.4		6.1	7.1		7.2	8.3		3.1	3.2		8.2	9.1
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2015	06.30.2014
Net Income for the period	222	697
Adjustment for reconciliation of net income
Deferred income tax	97	63
Gain on disposal of fixed assets	38	24
Depreciation and amortization	537	433
Interests and exchange variation	546	588
Adjustment to present value	8	-
Equity pickup	(62)	(49)
Provision for contingencies	26	183
Share-Based Compensation	11	24
Allowance for doubtful accounts	251	215
Provision for obsolescence/breakage	(10)	(2)
Deferred revenue	(54)	(11)
Other Operating Expenses	(9)	-
	1,601	2,165
Asset (Increase) decreases
Accounts receivable	352	(180)
Inventories	395	(80)
Taxes recoverable	(440)	(27)
Other Assets	(191)	(213)
Related parties	(177)	(39)
Restricted deposits for legal proceeding	(60)	(55)
	(121)	(594)
Liability (Increase) decrease
Suppliers	(3,226)	(1,794)
Payroll and charges	(62)	54
Taxes and Social contributions payable	(259)	(307)
Other Accounts Payable	(257)	(264)
Contingencies	(141)	(47)
Deferred revenue	6	65
	(3,939)	(2,293)
Net cash generated from (used in) operating activities	(2,459)	(722)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	Consolidated
(R$ million)	06.30.2015	06.30.2014
Sale of Investments	7	-
Acquisition of property and equipment	(755)	(503)
Increase Intangible assets	(231)	(84)
Sales of property and equipment	34	26
Net cash flow investment activities	(945)	(561)

Cash flow from financing activities
Increase (decrease) of capital	13	22
Funding and refinancing	3,134	2,756
Payments	(4,835)	(4,313)
Dividend Payment	(358)	(186)
Proceeds from stock offering, net of issue costs	(4)	(7)
Intercompany loans	1,114	-
Net cash generated from (used in) financing activities	(936)	(1,728)

Monetary variation over cash and cash equivalents	2	-
Increase (decrease) in cash and cash equivalents	(4,338)	(3,011)

Cash and cash equivalents at the beginning of the year	11,149	8,367
Cash and cash equivalents at the end of the year	6,811	5,356
Change in cash and cash equivalents	(4,338)	(3,011)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	2Q15%		2Q14%		?	1H15%		1H14%		?

Pão de Açúcar	1,735	9.7%	1,641	9.7%	5.7%	3,432	9.3%	3,228	9.6%	6.3%
Extra Supermercado	1,174	6.6%	1,243	7.4%	-5.6%	2,430	6.6%	2,504	7.5%	-2.9%
Extra Hiper	3,337	18.7%	3,515	20.8%	-5.1%	6,786	18.3%	6,996	20.9%	-3.0%
Convenience Stores (1)	247	1.4%	158	0.9%	56.6%	460	1.2%	308	0.9%	49.4%
Assaí	2,646	14.8%	2,099	12.4%	26.1%	5,143	13.9%	4,070	12.1%	26.3%
Other Businesses (2)	557	3.1%	477	2.8%	16.8%	1,089	2.9%	960	2.9%	13.4%
Food Businesses	9,696	54.2%	9,133	54.1%	6.2%	19,340	52.1%	18,066	53.9%	7.0%
Pontofrio	1,027	5.7%	1,428	8.5%	-28.1%	2,413	6.5%	2,930	8.7%	-17.7%
Casas Bahia	3,837	21.4%	4,844	28.7%	-20.8%	8,535	23.0%	9,579	28.6%	-10.9%
Cnova	3,328	18.6%	1,464	8.7%	127.3%	6,799	18.3%	2,930	8.7%	132.0%
Non-Food Businesses	8,191	45.8%	7,736	45.9%	5.9%	17,747	47.9%	15,440	46.1%	14.9%
Consolidated	17,887	100.0%	16,869	100.0%	6.0%	37,087	100.0%	33,506	100.0%	10.7%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	2Q15%		2Q14%		?	1H15%		1H14%		?

Pão de Açúcar	1,595	9.9%	1,504	9.9%	6.1	3,157	9.5%	2,963	9.8%	6.5%
Extra Supermercado	1,104	6.9%	1,167	7.7%	-5.4	2,287	6.9%	2,356	7.8%	-2.9%
Extra Hiper	3,033	18.8%	3,179	20.9%	-4.6	6,170	18.5%	6,343	21.0%	-2.7%
Convenience Stores (1)	231	1.4%	148	1.0%	56.1	432	1.3%	290	1.0%	48.7%
Assaí	2,445	15.2%	1,947	12.8%	25.6	4,756	14.3%	3,778	12.5%	25.9%
Other Businesses (2)	546	3.4%	467	3.1%	16.8	1,068	3.2%	941	3.1%	13.4%
Food Businesses	8,953	55.6%	8,412	55.3%	6.4	17,869	53.6%	16,670	55.2%	7.2%
Pontofrio	918	5.7%	1,257	8.3%	-27.0	2,150	6.4%	2,567	8.5%	-16.2%
Casas Bahia	3,388	21.0%	4,251	28.0%	-20.3	7,528	22.6%	8,384	27.7%	-10.2%
Cnova	2,848	17.7%	1,283	8.4%	122.0	5,798	17.4%	2,591	8.6%	123.8%
Non-Food Businesses	7,155	44.4%	6,791	44.7%	5.3	15,475	46.4%	13,541	44.8%	14.3%
Consolidated	16,108	100.0%	15,203	100.0%	6.0	33,344	100.0%	30,212	100.0%	10.4%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)				Food Businesses
	2Q15	2Q14	1H15	1H14	2Q15	2Q14	1H15	1H14

Cash	41.8%	40.8%	41.8%	41.8%	51.6%	52.0%	52.1%	52.7%
Credit Card	48.4%	49.2%	48.6%	48.4%	38.8%	39.2%	38.4%	38.6%
Food Voucher	5.8%	5.0%	5.6%	4.8%	9.6%	8.8%	9.5%	8.6%
Payment Book	4.0%	5.1%	4.0%	5.1%	0.0%	0.0%	0.0%	0.0%

(1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	03/31/2015	Opened	Closed	Converted	06/30/2015

Pão de Açúcar	181	-	(1)	-	180
Extra Hiper	137	-	-	-	137
Extra Supermercado	206	1	(3)	-	204
Minimercado Extra	249	24	(13)	(2)	258
Minuto Pão de Açucar	21	7	-	2	30
Assaí	87	-	-	-	87
Other Business	241	-	(2)	-	239
Gas Station	83	-	(1)	-	82
Drugstores	158	-	(1)	-	157
Food Businesses	1,122	32	(19)	-	1,135
Pontofrio	371	-	(7)	-	364
Casas Bahia	666	18	(1)	-	683
Consolidated	2,159	50	(27)	-	2,182

Sales Area ('000 m2 )
Food Businesses	1,769				1,772
Consolidated	2,880				2,892

# of employees ('000) (1)	158				151
(1) Does not include Cdiscount employees.

2Q15 Results Conference Call and Webcast
Wednesday, July 29, 2015
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)
Conference call in Portuguese (original language)
55 (11) 2188-0155
Conference call in English (simultaneous translation)
1 (646) 843-6054
Webcast: http://www.gpari.com.br
Replay
55 (11) 2188-0400
Access code for Portuguese audio: GPA
Access code for English audio: GPA
http://www.gpari.com.br

Investor Relations Contacts

GPA	Via Varejo	Cnova
Tel.: 55 (11) 3886-0421	Tel.: 55 (11) 4225-8668	Tel.: 33 (1) 5370-5590
Fax: 55 (11) 3884-2677	Fax: 55 (11) 4225-9596	investor@cnova.com
gpa.ri@gpabr.com	ri@viavarejo.com.br	www.cnova.com/investor-relations
www.gpari.com.br	www.viavarejo.com.br/ri

The individual and parent company interim financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the second quarter of 2015 (2Q15), except where stated otherwise, with comparisons in relation to the prior-year period. Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.
To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base. GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2015 was 8.89%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network of over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash & carry wholesale segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil,
Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 29, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.